SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

Family Dollar Stores, Inc.

(Name of Subject Company)

Family Dollar Stores, Inc.

(Name of Person Filing Statement)

Common Stock, $0.10 par value

(Title of Class of Securities)

307000109

(CUSIP Number of Class of Securities)

James C. Snyder, Jr., Esq.

Senior Vice President,

General Counsel and Secretary

P.O. Box 1017, 10401 Monroe Road

Charlotte, North Carolina 28201-1017

(704) 847-6961

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Ethan A. Klingsberg, Esq.

Paul M. Tiger, Esq.

Cleary Gottlieb Steen & Hamilton, LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (“Amendment No. 7”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Family Dollar Stores, Inc. (“Family Dollar”), with the Securities and Exchange Commission on September 17, 2014, relating to the unsolicited conditional tender offer by Dollar General Corporation, a Tennessee corporation, through its wholly owned subsidiary, D3 Merger Sub, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of Family Dollar’s common stock, par value $0.10 per share (including the associated preferred stock purchase rights), at a purchase price of $80.00 in cash, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated September 10, 2014 (as amended or supplemented from time to time), and the related letter of transmittal. This Amendment No. 7 is being filed to reflect certain updates as reflected below:

Item 4.	The Solicitation or Recommendation.

(a)	Item 4 of the Statement is hereby amended and supplemented by adding the following new paragraph after the last paragraph in the subsection titled “Background of the Offer”:

On December 23, 2014, the Special Meeting of Family Dollar stockholders was convened at 10:00 a.m. local time to vote on the Dollar Tree merger. Since there were insufficient votes at the time of the Special Meeting to adopt the Dollar Tree merger agreement, a proposal was submitted to stockholders to adjourn the Special Meeting before taking a vote on the Dollar Tree merger agreement. Family Dollar stockholders adopted the adjournment proposal. Accordingly, the Special Meeting was adjourned to 9:00 a.m. local time on January 22, 2015, at the Mint Museum Randolph, 2730 Randolph Road, Charlotte, North Carolina 28207. The Company’s stockholders of record as of the close of business on October 30, 2014 will continue to be entitled to vote at the Special Meeting on January 22, 2015.

Item 8. Additional Information.

(a)	Item 8 of the Statement is hereby amended and supplemented by adding the following at the end of the third paragraph in the subsection titled “Litigation”:

On December 19, 2014, the Delaware Court of Chancery denied, in its entirety, the plaintiffs’ motion for preliminary injunctive relief. A copy of the memorandum opinion was filed by Family Dollar on Form 8-K on December 22, 2014 and is filed as Exhibit (a)(11) to this Statement.

Exhibits.

(a)	Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Exhibit

(a)(11)	Memorandum Opinion, In re Family Dollar Stores, Inc. Stockholder Litig., C.A. No. 9985-CB, dated December 19, 2014 (filed as Exhibit 99.1 to Family Dollar’s Current Report on Form 8-K filed with the SEC on December 22, 2014)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FAMILY DOLLAR STORES, INC.

By:	/s/ James C. Snyder, Jr.
Name:	James C. Snyder, Jr.
Title:	Senior Vice President,
General Counsel and Secretary

Dated: December 23, 2014